Filed by VeriFone Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lipman Electronic Engineering Ltd.

Commission File No.: 000-50544

From:   Doug Bergeron.
Sent:   Friday, September 08, 2006 7:12 AM
To:   i_staff
Subject:   Update Announcement

On September 6, we passed another milestone with the announcement that the Department of Justice in the U.S. has cleared our pending acquisition of Lipman with no conditions.

I’d like to take this opportunity to update you on where we stand. The remaining key steps prior to closing will be the Lipman and VeriFone shareholder meetings, which have been scheduled, respectively, for September 14 and 15.

Israeli law requires a 30-day waiting period after the conclusion of the Lipman shareholder meeting. So, therefore, the earliest we could close is October 14. For a number of practical reasons, we expect to complete the acquisition on November 1 to coincide with the start of our new fiscal year 2007.

A few days ago, I sent out a note about the integration program we have developed to ensure we are ready for business on Day One of the merged company. Our Day One planning is proceeding along all three key tracks - - sales and marketing, supply chain, and administration.

With our successful integrations of GO Software and Trintech’s Payment Systems Business, we have demonstrated our ability to acquire companies without missing a beat. I am fully confident in the abilities of our teams to meet the goals we have set out to ensure that the two companies will be 100% ready to conduct business as one on all fronts come November 1.

The industrial logic behind this acquisition remains as compelling as it was when we announced it. VeriFone and Lipman are the fastest growing and most profitable providers of point of sale electronic payment technologies, and geographically, the two companies are fully complementary. There has been minimal adverse impact on our businesses since the initial announcement. We believe the fact that most of our business has been unaffected by the initial announcement reflects the complementary nature of the markets that we serve.

From November 1, the new VeriFone will represent tremendous geographical and product diversification that no other company in our industry can match. This will create great opportunities for our employees as a whole as we continue to provide increased value to our customers.

I hope you remain excited by what this acquisition represents and are each working to do your best to ensure we meet our goals for integrating Lipman into our organization.

Doug

NOTE: In connection with the proposed transaction, VeriFone has filed a registration statement on Form S-4 (Registration No. 333-134928), including a proxy statement of VeriFone, with the Securities and Exchange Commission (the “SEC”). Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to: VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: +1-408-232-7979, Attention: Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and proxy statement, and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the markets for products, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeriFone Holdings, Inc. and Lipman Electronic Engineering Inc. and are subject to significant risks and uncertainties outside of our control. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of VeriFone stockholders to approve the issuance of VeriFone common shares or the failure of Lipman shareholders to approve the merger; the risk that the businesses of VeriFone and Lipman will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that may affect future results are contained in VeriFone’s and Lipman’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (www.sec.gov). Neither VeriFone nor Lipman is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.